May 4, 2015

Tiffany Piland Posil, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Ashford Hospitality Trust, Inc. DFAN14A Filed April 20, 2015 by UNITE HERE; File No. 001-31775

Dear Ms. Posil,

I am writing in response to your letter of April 29th, to supply supporting documentation for our assertions that UNITE HERE “achieves better corporate governance in hospitality REITS since 2012” and “is improving corporate governance at lodging REITS.” Pursuant to our conversation on May 1, 2015, we clarified that the supporting documentation should address the causal connection between the (mostly precatory) shareholder proposals we have filed, and the corporate governance reforms subsequently adopted by the respective companies.

I’ve attached correspondence and filings documenting UNITE HERE’s negotiations with several hospitality REIT over three years in which we agree to withdraw our precatory shareholder proposals in exchange for the adoption or substantial adoption of our proposed reforms. While this documentation is not exhaustive we believe it establishes, as requested, a direct connection between our shareholder activity and the subsequent adoption of corporate governance reforms at a number of lodging REITs.

Here is an index of the supporting material we’ve enclosed, for ease of reference:

1. Sunstone Hotel Investors 2012-2013: Opt out of provisions of Maryland’s unsolicited takeovers act
a. Shareholder proposal submitted November 29, 2012
b. Correspondence regarding substantial adoption and withdrawal of proposal, April 25, 2013 to April 29th, 2013
c. 8-K filing announcing reform
2. Strategic Hotels 2012-2013: redemption of poison pill
a. Shareholder proposal submitted December 10, 2012
b. Correspondence regarding substantial adoption and withdrawal of proposal, May 18-20th, 2013
c. Company press release announcing reform
3. Diamondrock Hospitality 2013-2014: Opt out of provisions of Maryland’s unsolicited takeovers act
a. Shareholder proposal submitted November 27,2013
b. Correspondence regarding substantial adoption and withdrawal of proposal, February 5-27th, 2014
c. 8-K filing announcing reform
4. Host Hotels 2013-2014: Opt out of provisions of Maryland’s unsolicited takeovers act
a. Shareholder proposal submitted December 10, 2013
b. Correspondence regarding substantial adoption and withdrawal of proposal, March 27, 2014
c. 8-K filing announcing reform
5. Sunstone Hotel Investors 2014-2015: Allow shareholders to initiate bylaw amendments
a. Shareholder proposal submitted November 26, 2014
b. Correspondence regarding substantial adoption and withdrawal of proposal, January 5th – 16th, 2015
c. 8-K filing announcing reform
6. Lasalle Hotel Properties, 2014-2015: Opt out of provisions of Maryland’s unsolicited takeovers act
a. Shareholder proposal submitted November 20, 2014
b. Correspondence regarding substantial adoption and withdrawal of proposal, December 17-22nd, 2014
c. 8-K filing announcing reform

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE